As filed with the Securities and Exchange Commission on January 15, 1999.
                                                 1933 Act File No:  333-
                                                 1940 Act File No:  811-09119

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       [X]
         Pre-Effective Amendment No.
                                             ---
         Post-Effective Amendment No.
                                             ---
                                     and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
         Amendment No.                                        [X]
                                             ---


                       Jackson National Separate Account V
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)
                     Jackson National Life Insurance Company
--------------------------------------------------------------------------------
                               (Name of Depositor)
                  5901 Executive Drive, Lansing, Michigan 48911
--------------------------------------------------------------------------------
              (Address of Depositor's Principal Executive Offices)
               Depositor's Telephone Number, including Area Code:
                                 (517) 394-3400
--------------------------------------------------------------------------------
                                                  With a copy to:
         Thomas J. Meyer                          Judith A. Hasenauer
         Vice Pres. & General Counsel             Principal
         Jackson National Life                    Blazzard, Grodd &
              Insurance Company                        Hasenauer, P.C.
         5901 Executive Dr.                       P.O. Box 5108
         Lansing, MI  48911                       Westport, CT  06881
                     (Name and Address of Agent for Service)

Approximate date of proposed public offering: (Upon the effective date of this Registration Statement).

Title of Securities Being Registered
         Individual Deferred Variable Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       JACKSON NATIONAL SEPARATE ACCOUNT V
                     REFERENCE TO ITEMS REQUIRED BY FORM N-4

                                                     Caption in Prospectus or
                                                     Statement of Additional
                                                     Information relating to
N-4 Item                                             each Item
--------                                             ------------------------

Part A.  Information Required in a Prospectus        Prospectus
-------  ------------------------------------        ----------

1.       Cover Page                                  Cover Page

2.       Definitions                                 Not Applicable

3.       Synopsis                                    Key Facts; Fee Tables

4.       Condensed Financial Information             Fee Table; Advertising

5.       General Description of Registrant,          The Company; The
         Depositor and Portfolio Companies           Separate Account;
                                                     Investment Portfolios

6.       Deductions                                  Contract Charges

7.       General Description of Variable             The Annuity Contract;
         Annuity Contracts                           Purchases; Transfers;
                                                     Access To Your Money;
                                                     Income Payments (The
                                                     Income Phase); Death
                                                     Benefit; Other
                                                     Information

8.       Annuity Period                              Income Payments (The
                                                     Income Phase)

9.       Death Benefit                               Death Benefit

10.      Purchases and Contract Value                Purchases

11.      Redemptions                                 Access To Your Money

12.      Taxes                                       Taxes

13.      Legal Proceedings                           Other Information

14.      Table of Contents of the Statement of       Table of Contents of the
         Additional Information                      Statement of Additional
                                                     Information


         Information Required in a Statement of      Statement of
Part B.  Additional Information                      Additional Information
-------  --------------------------------------      ----------------------

15.      Cover Page                                  Cover Page

16.      Table of Contents                           Table of Contents

17.      General Information and History             General Information
                                                     and History

18.      Services                                    Services

19.      Purchase of Securities Being Offered        Purchase of Securities
                                                     Being Offered

20.      Underwriters                                Underwriters

21.      Calculation of Performance Data             Calculation of
                                                     Performance

22.      Annuity Payments                            Income Payments; Net
                                                     Investment Factor

23.      Financial Statements                        Financial Statements

Part C.
-------

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Amendment to Registration Statement.

THE PERSPECTIVE ADDVANTAGE
FIXED AND VARIABLE ANNUITY

Issued by Jackson National Life Insurance Company and Jackson National Separate Account V

o    Individual, flexible premium deferred annuity
o 2 guaranteed accounts which offer an interest rate that is guaranteed by Jackson National Life Insurance Company (Jackson National)
o 20 investment portfolios which purchase shares of the following series of the JNL Series Trust:

JNL Series Trust

     JNL/Alliance Growth Series
     JNL/J.P. Morgan International & Emerging Markets Series
     JNL/Janus Aggressive Growth Series
     JNL/Janus Global Equities Series
     JNL/PIMCO Total Return Bond Series
     JNL/S&P Conservative Growth Series II
     JNL/S&P Moderate Growth Series II
     JNL/S&P Aggressive Growth Series II
     JNL/S&P Very Aggressive Growth Series II
     JNL/S&P Equity Growth Series II
     JNL/S&P Equity Aggressive Growth Series II
     Goldman Sachs/JNL Growth & Income Series
     Lazard/JNL Mid Cap Value Series
     Lazard/JNL Small Cap Value Series
     PPM America/JNL Money Market Series
     Salomon Brothers/JNL Balanced Series
     Salomon Brothers/JNL Global Bond Series
     Salomon Brothers/JNL High Yield Bond Series
     T. Rowe Price/JNL International Equity Investment Series
     T. Rowe Price/JNL Mid-Cap Growth Series

Please read this prospectus before you purchase a Perspective ADDvantage Fixed and Variable Annuity. It contains important information about the contract that you ought to know before investing. You should keep this prospectus on file for future reference.

To learn more about the Perspective ADDvantage Fixed and Variable Annuity contract, you can obtain a free copy of the Statement of Additional Information
(SAI) dated _____________, 1999, by calling Jackson National at (800) 766-4683 or by writing Jackson National at: Annuity Service Center, P.O. Box 378002, Denver, Colorado 80237-8002. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. The SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding registrants that file electronically with the SEC.

The SEC has not approved or disapproved the Perspective ADDvantage Fixed and Variable Annuity or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise.

NOT FDIC INSURED
MAY LOSE VALUE
NO BANK GUARANTEE


_____________________, 1999

TABLE OF CONTENTS


Key Facts

Fee Table

The Annuity Contract

The Company

The Guaranteed Accounts

The Separate Account

Investment Portfolios

Contract Charges

Purchases

Transfers

Access to Your Money

Income Payments (The Income Phase)

Death Benefit

Taxes

Other Information

Table of Contents of the Statement of Additional Information

KEY FACTS

Annuity Service Center:             1 (800) 766-4683
         Mail Address:              P.O. Box 378002, Denver, Colorado
                                    80237-8002
         Delivery Address:          8055 East Tufts Avenue, Second Floor,
                                    Denver, Colorado  80237

Institutional Marketing
Group Service Center:               1 (800) 777-7779
         Mail Address:              P.O. Box 30386, Lansing, Michigan 48909-9692

         Delivery Address:          5901  Executive  Drive,  Lansing,   Michigan
                                    48911 Attn: IMG

Home Office:                        5901 Executive Drive, Lansing, Michigan
                                    48911

The Annuity Contract                The  fixed  and  variable  annuity  contract
                                    offered by Jackson National provides a means for investing on a tax-deferred basis in the guaranteed accounts of Jackson National and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and income options.

                                    The   contract    has   two   phases:    the
                                    accumulation  phase  and the  income  phase.
                                    During  the  accumulation  phase,   earnings
                                    accumulate on a  tax-deferred  basis and are
                                    taxed as income when you make a  withdrawal.
                                    The  income  phase  occurs  when  you  begin
                                    receiving   regular   payments   from   your
                                    contract. The amount of money you accumulate in your contract during the accumulation phase will determine the amount of income payments during the income phase.

Investment Options                  You can put money into any of the guaranteed
                                    accounts and/or the investment portfolios but you may not put your money in more than eighteen of the investment options during the life of your contract.

                                    The  guaranteed  accounts  offer an interest
                                    rate that is guaranteed by Jackson National.
                                    While your money is in a guaranteed account,
                                    the  interest  your  money  earns  and  your
                                    principal   are    guaranteed   by   Jackson
                                    National.

                                    The investment portfolios purchase shares of series of a mutual fund. These series are described in the attached JNL Series Trust prospectus. The value of the investment portfolios will vary in accordance with the investment performance of the series. You bear the investment risk under the contract for all amounts allocated to the investment portfolios.

Expenses The contract has insurance features and investment features, and there are costs related to each.

                                    Jackson  National  makes a deduction for its
                                    insurance charges which is equal to 1.50% of
                                    the daily value of the contracts invested in
                                    the   investment   portfolios.   During  the
                                    accumulation phase, Jackson National deducts
                                    a $35  annual  contract  maintenance  charge
                                    from  your  contract.   If  you  choose  the
                                    optional  enhanced  death  benefit,  Jackson
                                    National will deduct a charge equal to .15% of the daily value of your contract invested in the investment portfolios.

                                    If you take your money out of the  contract,
                                    Jackson  National  may  assess a  withdrawal
                                    charge. The withdrawal charge starts at 8.5%
                                    in the  first  year,  declines  to 8% in the
                                    second   year,   and   declines  1%  a  year
                                    thereafter to 0% after 9 years.

                                    Jackson National may assess a state premium tax charge which ranges from 0-4%, depending upon the state, when you begin receiving regular income payments from your contract, when you make a withdrawal or, in states where required, at the time premium payments are made.

                                    There are also investment charges which range from .20% to 1.18% of the average daily value of the series, depending on the series.

Purchases                           Under  most  circumstances,  you  can  buy a
                                    contract for $5,000 or more ($2,000 or more for a qualified plan contract). You can add
                                    $500 ($50 under the automatic payment plan) or more at any time during the accumulation phase.

Contract Enhancements               Each  time  you  make  a  premium   payment,
                                    Jackson  National  will  add  an  additional
                                    amount to your contract  equal to 4% of your
                                    premium  payment.  Jackson National will not
                                    add   contract   enhancements   to   premium
                                    payments made within 12 months prior to a withdrawal, distribution or payment of a death benefit.

Access to Your Money                You can  take  money  out of  your  contract
                                    during  the  accumulation  phase.  You  will
                                    incur a withdrawal  charge when you withdraw
                                    premiums  which  have been in your  contract
                                    for nine years or less.  Once each year, you
                                    can  withdraw  10%  of  the  value  of  your
                                    contract   less  any  previous   withdrawals
                                    without incurring a withdrawal charge. You may also have to pay income tax and a tax penalty on any money you take out.

Income Payments                     If you want to receive  regular  income from
                                    your  annuity,  you can  choose  one of four
                                    options:
                                                (1)  monthly  payments  for  the
                                                annuitant's life;
                                                (2)  monthly  payments  for  the
                                                annuitant's life and the life of
                                                another   person   (usually  the
                                                annuitant's spouse);
                                                (3)  monthly  payments  for  the
                                                annuitant's   life,   but   with
                                                payments  continuing  to  you or
                                                your designated  beneficiary for
                                                10 or 20 years if the  annuitant
                                                dies   before  the  end  of  the
                                                selected period; and
                                                (4)  payments  for a period of 5
                                                to 30 years.

                                    During the income  phase,  you have the same
                                    investment   choices   you  had  during  the
                                    accumulation  phase.  You can choose to have
                                    payments come from the guaranteed  accounts,
                                    the  investment  portfolios  or both. If you
                                    choose  to have  any  part of your  payments
                                    come  from the  investment  portfolios,  the
                                    dollar  amount of your payments may go up or
                                    down.  If  you  choose  a  variable   income
                                    option,   you  may  make  transfers  between
                                    investment   portfolios   and   in  to   the
                                    guaranteed accounts.

Death Benefit                       If you  die  before  moving  to  the  income
                                    phase, the person you have chosen as your beneficiary will receive a death benefit.
                                    When you purchase your contract, you must elect the standard death benefit or the optional enhanced death benefit. You cannot change your election after we have issued your contract.

Free Look                           If you cancel your  contract  within  twenty
                                    days after receiving it (or whatever period is required in your state), Jackson National will return the amount your contract is worth on the day we receive your request, less any contract enhancements applied to your contract. This may be more or less than your original payment. If required by law, Jackson National will return your premium.

Taxes The Internal Revenue Code provides that you will not be taxed on the earnings on the money held in your contract until you take money out (this is referred to as tax-deferral). There are different rules as to how you will be taxed depending on how you take the money out and the type of contract you have (non-qualified or qualified).

FEE TABLE

Owner Transaction Expenses

   Withdrawal Charge (as a percentage of premium payments):
    Years Since Premium Payment    0     1    2    3    4    5   6   7   8    9+
    Charge                         8.5%  8%   7%   6%   5%   4%  3%  2%  1%   0%

   Transfer Fee:
   $25 for each transfer in excess of 15 in a contract year

   Contract Maintenance Charge:
   $35 per contract per year

Separate Account Annual Expenses (as a percentage of average account value)
   Mortality and Expense Risk Charges                      1.35%
   Administration Charge                                    .15%
   Total Separate Account Annual Expenses                  1.50%

Series Annual Expenses
(as a percentage of the series average net assets)

                                                                    Management
                                                                       and                      Total Series
                                                                  Administrative     Other         Annual
JNL Series Trust                                                       Fee          Expenses      Expenses
------------------------------------------------------------------------------------------------------------
JNL/Alliance Growth Series                                            .875%             0%      .875%
JNL/J.P. Morgan International & Emerging Markets Series              1.075%             0%     1.075%
JNL/Janus Aggressive Growth Series                                    1.05%             0%      1.05%
JNL/Janus Global Equities Series                                      1.10%             0%      1.10%
JNL/PIMCO Total Return Bond Series                                     .80%             0%       .80%
JNL/S&P Conservative Growth Series II                                  .20%             0%       .20%
JNL/S&P Moderate Growth Series II                                      .20%             0%       .20%
JNL/S&P Aggressive Growth Series II                                    .20%             0%       .20%
JNL/S&P Very Aggressive Growth Series II                               .20%             0%       .20%
JNL/S&P Equity Growth Series II                                        .20%             0%       .20%
JNL/S&P Equity Aggressive Growth Series II                             .20%             0%       .20%
Goldman Sachs/JNL Growth & Income Series                             1.025%             0%     1.025%
Lazard/JNL Small Cap Value Series                                     1.15%             0%      1.15%
Lazard/JNL Mid Cap Value Series                                      1.075%             0%     1.075%
PPM America/JNL Money Market Series                                    .70%             0%       .70%
Salomon Brothers/JNL Balanced Series                                   .90%             0%       .90%
Salomon Brothers/JNL Global Bond Series                                .95%             0%       .95%
Salomon Brothers/JNL High Yield Bond Series                            .90%             0%       .90%
T. Rowe Price/JNL International Equity Investment Series              1.18%             0%      1.18%
T. Rowe Price/JNL Mid-Cap Growth Series                               1.05%             0%      1.05%
-----------------------------------------------------------------------------------------------------

Effective January 4, 1999, certain Series pay Jackson National Financial Services, LLC, the adviser, an Administrative Fee of .10% for certain services provided to the Trust by Jackson National Financial Services, LLC. The Annual Series Operating Expenses have been restated to reflect the Administrative Fee.

Examples. You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:
     (a)  if you surrender your contract at the end of each time period;
     (b) if you do not surrender your contract or if you begin receiving income payments from your contract after the first year.


                                                                                 Time Periods
-------------------------------------------------------------------------------------------------
                                                                                  1        3
                                                                                year     years
-------------------------------------------------------------------------------------------------

JNL/Alliance Growth Portfolio                                           (a)      $          $
                                                                        (b)
JNL/J.P. Morgan International & Emerging Markets Portfolio              (a)
                                                                        (b)
JNL/Janus Aggressive Growth Portfolio                                   (a)
                                                                        (b)
JNL/Janus Global Equities Portfolio                                     (a)
                                                                        (b)
JNL/PIMCO Total Return Bond Portfolio                                   (a)
                                                                        (b)
JNL/S&P Conservative Growth Portfolio II                                (a)
                                                                        (b)
JNL/S&P Moderate Growth Portfolio II                                    (a)
                                                                        (b)
JNL/S&P Aggressive Growth Portfolio II                                  (a)
                                                                        (b)
JNL/S&P Very Aggressive Growth Portfolio II                             (a)
                                                                        (b)
JNL/S&P Equity Growth Portfolio II                                      (a)
                                                                        (b)
JNL/S&P Equity Aggressive Growth Portfolio II                           (a)
                                                                        (b)
Goldman Sachs/JNL Growth & Income Portfolio                             (a)
                                                                        (b)
Lazard/JNL Small Cap Value Portfolio                                    (a)
                                                                        (b)
Lazard/JNL Mid Cap Value Portfolio                                      (a)
                                                                        (b)
PPM America/JNL Money Market Portfolio                                  (a)
                                                                        (b)
Salomon Brothers/JNL Balanced Portfolio                                 (a)
                                                                        (b)
Salomon Brothers/JNL Global Bond Portfolio                              (a)
                                                                        (b)
Salomon Brothers/JNL High Yield Bond Portfolio                          (a)
                                                                        (b)
T. Rowe Price/JNL International Equity Investment Portfolio             (a)
                                                                        (b)
T. Rowe Price/JNL Mid-Cap Growth Portfolio                              (a)
                                                                        (b)
-------------------------------------------------------------------------------------------------

Explanation of Fee Table and Examples. The purpose of the Fee Table and Examples is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The Fee Table reflects the expenses of the separate account and the series. Premium taxes may also apply.

The Examples reflect the contract maintenance charge which is determined by dividing the total amount of such charges expected to be collected during the year by the total estimated average net assets of the investment portfolios.

A withdrawal charge is imposed on income payments which occur within one year of the date the contract is issued.

The Example does not represent past or future expenses. The actual expenses that you incur may be greater or less than those shown.

Financial  Statements.  You can find the following  financial  statements in the
SAI:

o the financial statements of Jackson National for the year ended December 31, 1998
o the financial statements of Jackson National for the year ended December 31, 1997
o the financial statements of Jackson National for the year ended December 31, 1996

The financial  statements of Jackson  National for the years ended  December 31,
1998,   December  31,  1997,  and  December  31,  1996,  have  been  audited  by
PricewaterhouseCoopers LLP, independent accountants.

THE ANNUITY CONTRACT

The fixed and variable annuity contract offered by Jackson National is a contract between you, the owner, and Jackson National, an insurance company. The contract provides a means for investing on a tax-deferred basis in guaranteed accounts and investment portfolios. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

The contract, like all deferred annuity contracts, has two phases: (1) the accumulation phase, and (2) the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal.

The contract offers guaranteed accounts. The guaranteed accounts offer an interest rate that is guaranteed by Jackson National for the duration of the guaranteed account period. While your money is in a guaranteed account, the interest your money earns and your principal are guaranteed by Jackson National. The value of a guaranteed account may be reduced if you make a withdrawal prior to the end of the guaranteed account period, but will never be less than the premium payments accumulated at 3% per year. If you choose to have your annuity payments come from the guaranteed accounts, your payments will remain level throughout the entire income phase.

The contract also offers investment portfolios. The investment portfolios are designed to offer a higher return than the guaranteed accounts. However, this is not guaranteed. It is possible for you to lose your money. If you put money in the investment portfolios, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the performance of the investment portfolios you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the investment portfolios you choose for the income phase.

As the owner, you can exercise all the rights under the contract. You can assign the contract at any time before the income date, but Jackson National will not be bound until we receive written notice of the assignment.

THE COMPANY

Jackson National is a stock life insurance company organized under the laws of the state of Michigan in June 1961. Its legal domicile and principal business address is 5901 Executive Drive, Lansing, Michigan 48911. Jackson National is admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. Jackson National is ultimately a wholly-owned subsidiary of Prudential Corporation plc (London, England).

THE GUARANTEED ACCOUNTS

If you select a guaranteed account, your money will be placed with Jackson National's other assets. The guaranteed accounts are not registered with the SEC and the SEC does not review the information we provide to you about the guaranteed accounts. Your contract contains a more complete description of the guaranteed accounts.

THE SEPARATE ACCOUNT

The Jackson National Separate Account V was established by Jackson National on September 25, 1998, pursuant to the provisions of Michigan law, as a segregated asset account of the company. The separate account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

The assets of the separate account legally belong to Jackson National and the obligations under the contracts are obligations of Jackson National. However, the contract assets in the separate account are not chargeable with liabilities arising out of any other business Jackson National may conduct. All of the income, gains and losses resulting from these assets are credited to or charged against the contracts and not against any other contracts Jackson National may issue.

The separate account is divided into investment portfolios. Jackson National does not guarantee the investment performance of the separate account or the investment portfolios.

INVESTMENT PORTFOLIOS

You can put money in any or all of the investment portfolios; however, you may not allocate your money to more than eighteen investment options during the life of your contract. The investment portfolios purchase shares of the following series of the JNL Series Trust:

JNL Series Trust

     JNL/Alliance Growth Series
     JNL/J.P. Morgan International & Emerging Markets Series
     JNL/Janus Aggressive Growth Series
     JNL/Janus Global Equities Series
     JNL/PIMCO Total Return Bond Series
     JNL/S&P Conservative Growth Series II
     JNL/S&P  Moderate  Growth  Series II
     JNL/S&P  Aggressive  Growth  Series II
     JNL/S&P Very Aggressive Growth Series II
     JNL/S&P  Equity Growth Series II
     JNL/S&P Equity Aggressive Growth Series II
     Goldman Sachs/JNL Growth & Income Series
     Lazard/JNL Small Cap Value Series
     Lazard/JNL Mid Cap Value Series
     PPM America/JNL Money Market Series
     Salomon Brothers/JNL Balanced Series
     Salomon Brothers/JNL Global Bond Series
     Salomon Brothers/JNL High Yield Bond Series
     T. Rowe Price/JNL International Equity Investment Series
     T. Rowe Price/JNL Mid-Cap Growth Series

The series are described in the attached JNL Series Trust prospectus. Jackson National Financial Services, LLC serves as investment adviser for all of the series. The sub-adviser for each series is listed in the following table:


Sub-Adviser                          Series
-----------                          ------

Alliance Capital Management L.P.     JNL/Alliance Growth Series

J.P. Morgan Investment               JNL/J.P. Morgan International & Emerging
Management Inc.                         Markets Series


Janus Capital Corporation            JNL/Janus Aggressive Growth Series
                                     JNL/Janus Global Equities Series

Pacific Investment Management        JNL/PIMCO Total Return Bond Series
Company

Standard & Poor's Investment         JNL/S&P Conservative Growth Series II
Advisory  Services,  Inc.            JNL/S&P Moderate Growth Series II
                                     JNL/S&P Aggressive Growth Series II
                                     JNL/S&P Very Aggressive Growth Series II
                                     JNL/S&P Equity Growth Series II
                                     JNL/S&P Equity Aggressive Growth Series II

Goldman Sachs Asset Management       Goldman Sachs/JNL Growth & Income Series

Lazard Asset Management              Lazard/JNL Small Cap Value Series
                                     Lazard/JNL Mid Cap Value Series

PPM America, Inc.                    PPM America/JNL Money Market Series

Salomon Brothers Asset               Salomon Brothers/JNL Balanced Series
Management Inc                       Salomon Brothers/JNL Global Bond Series
                                     Salomon Brothers/JNL High Yield Bond Series

Rowe Price-Fleming
International, Inc.                  T. Rowe Price/JNL International Equity
                                        Investment Series

T. Rowe Price Associates, Inc.       T. Rowe Price/JNL Mid-Cap Growth Series


Depending on market conditions, you can make or lose money in any of the investment portfolios. You should read the JNL Series Trust prospectus carefully before investing. Additional investment portfolios may be available in the future.

Voting Rights. To the extent required by law, Jackson National will obtain from you and other owners of the contracts instructions as to how to vote when the series solicits proxies in conjunction with a vote of shareholders. When Jackson National receives instructions, we will vote all the shares Jackson National owns in proportion to those instructions.

Substitution. Jackson National may be required to substitute an investment portfolio with another portfolio. We will not do this without the prior approval of the SEC. Jackson National will give you notice of our intent to do this.

CONTRACT CHARGES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges may be a lesser amount where required by state law or as described below, but will not be increased. These charges and expenses are:

Insurance Charges. Each day Jackson National makes a deduction for its insurance charges. We do this as part of our calculation of the value of the accumulation units and annuity units. On an annual basis, this charge equals 1.50% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted.

This charge is for the mortality risks, expense risks and administrative expenses assumed by Jackson National. The mortality risks that Jackson National assumes arise from our obligations under the contracts:

o to make income payments for the life of the annuitant during the income phase;
o    to waive the withdrawal charge in the event of your death; and
o to provide both a standard and an enhanced death benefit prior to the income date.

The expense risk that Jackson National assumes is the risk that our actual cost of administering the contracts and the investment portfolios will exceed the amount that we receive from the administration charge and the contract maintenance charge.

Optional Enhanced Death Benefit Charge. If you elect the optional enhanced death benefit when you purchase your contract, Jackson National will deduct an optional enhanced death benefit charge from your contract. This charge, on an annual basis, equals .15% of the daily value of your contract invested in the investment portfolios. This charge is for the mortality risks that we assume in connection with the optional enhanced death benefit.

Contract Maintenance Charge. During the accumulation phase, Jackson National deducts a $35 ($30 in Washington) annual contract maintenance charge on each anniversary of the date on which your contract was issued. If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. This charge is for administrative expenses.

Jackson National will not deduct this charge, if when the deduction is to be made, the value of your contract is $50,000 or more. Jackson National may discontinue this practice at any time.

Transfer Fee. A transfer fee of $25 will apply to each transfer in excess of 15 in a contract year. Jackson National may waive the transfer fee in connection with pre-authorized automatic transfer programs, or may charge a lesser fee where required by state law.

Withdrawal Charge. During the accumulation phase, you can make withdrawals from your contract.

You will incur a withdrawal charge when you withdraw:

o    premiums which have been in your contract for nine years or less.

You will not incur a withdrawal charge when you withdraw:

o    earnings;
o 10% of the value of your contract less any previous withdrawals during that contract year
     (Note: this withdrawal option is available only once each contract year). The withdrawal charge starts at 8.5% in the first year that a premium is in your contract, declines to 8% in the second year, and declines 1% a year thereafter to 0% after 9 years. The withdrawal charge compensates us for costs associated with selling the contracts.

For purposes of the withdrawal charge, Jackson National treats withdrawals as coming from earnings first, then from the oldest remaining premium. If you make a full withdrawal, the withdrawal charge is based on premiums remaining in the contract. If you withdraw only part of the value of your contract, we deduct the withdrawal charge from the remaining value in your contract.

     Note: For tax purposes, withdrawals are considered to have come from the last money into the contract. Thus, for tax purposes, earnings are considered to come out first.

Jackson National does not assess the withdrawal charge on any payments paid out as (1) income payments after the first year, (2) death benefits, or (3) withdrawals necessary to satisfy the minimum distribution requirements of the Internal Revenue Code. Withdrawals for terminal illness or other specified conditions as defined by Jackson National may not be subject to a withdrawal charge. These provisions are not available in all states.

Jackson National may waive the withdrawal charge on amounts you transfer from your contract to another contract issued by us to you. The amounts that you transfer may be subject to new withdrawal charges or other fees under the other contract.

Jackson National may reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: the purchase of a contract by a large group of individuals or an existing relationship between Jackson National and a prospective purchaser. Jackson National will not deduct a withdrawal charge under a contract issued to an officer, director, agent or employee of Jackson National or any of its affiliates.

Other Expenses. Jackson National pays the operating expenses of the Separate Account.

There are deductions from and expenses paid out of the assets of the series. These expenses are described in the attached JNL Series Trust prospectus.

Premium Taxes. Some states and other governmental entities charge premium taxes or other similar taxes. Jackson National is responsible for the payment of these taxes and may make a deduction from the value of the contract for them. Premium taxes generally range from 0% to 4% depending on the state.

Income Taxes. Jackson National will make a deduction from the contract for any income taxes which it incurs because of the contract. Currently, we are not making any such deduction.

Distribution of Contracts. Jackson National Life Distributors, Inc., located at 10877 Wilshire Boulevard, Suite 1550, Los Angeles, California 90024, serves as the distributor of the contracts. Jackson National Life Distributors, Inc. is a wholly-owned subsidiary of Jackson National.

Commissions will be paid to broker-dealers who sell the contracts. While commissions may vary, they are not expected to exceed 8% of any premium payment. Under certain circumstances, Jackson National may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions. Jackson National may under certain circumstances where permitted by applicable law, pay a bonus to a contract purchaser to the extent the broker-dealer waives its commission. Jackson National may use any of its corporate assets to cover the cost of distribution, including any profit from the contract insurance charges.

PURCHASES

Minimum Initial Premium:

o    $5,000 under most circumstances;
o    $2,000 for a qualified plan contract.

The maximum we accept without our prior approval is $1 million.

Minimum Additional Premiums:

o    $500;
o    $50 under the automatic payment plan.

You can pay additional premiums at any time during the accumulation phase.

The minimum that you may allocate to a guaranteed account or investment portfolio is $100.

When you purchase a contract, Jackson National will allocate your premium to one or more of the guaranteed accounts and/or the investment portfolios you have selected. Your allocations must be in whole percentages ranging from 0% to 100%. Jackson National will allocate additional premiums in the same way unless you tell us otherwise.

There may be more than eighteen investment options available under the contract; however, you may not allocate your money to more than eighteen investment options during the life of your contract.

Jackson National will issue your contract and allocate your first premium within 2 business days after we receive your complete application and first premium. If your application is not complete, we will contact you to get the necessary information. If for some reason Jackson National is unable to complete this process within 5 business days, we will either return your money or get your permission to keep it until we receive all of the necessary information.

The Jackson National business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

Accumulation Units. The contract value allocated to the investment portfolios will go up or down depending on the performance of the portfolios. In order to keep track of the value of your contract, Jackson National uses a unit of measure called an accumulation unit. (An accumulation unit is similar to a share of a mutual fund.) During the income phase it is called an annuity unit.

Every business day Jackson National determines the value of an accumulation unit for each of the investment portfolios. This is done by:

     1. determining the total amount of money invested in the particular investment portfolio;

     2. subtracting any insurance charges, optional enhanced death benefit charge, and any other charges such as taxes;

     3.   dividing this amount by the number of outstanding accumulation units.

The value of an accumulation unit may go up or down from day to day.

When you make an allocation to an investment portfolio, Jackson National credits your contract with accumulation units. The number of accumulation units credited is determined at the close of Jackson National's business day by dividing the amount of the premium and/or contract enhancement allocated to any investment portfolio by the value of the accumulation unit for that investment portfolio.

CONTRACT ENHANCEMENTS

Each time you make a premium payment, Jackson National will add an additional amount to your contract. This contract enhancement will equal 4% of your premium payment. Jackson National will allocate the contract enhancement to the guaranteed accounts and/or investment portfolios in the same proportion as the premium payment.

You will not receive any contract enhancement applied to your contract within the prior twelve months when:

o    you return your contract within the free look period; Jackson National
o    pays a death benefit under your contract; you make a partial or full
o    withdrawal or receive a distribution; and
o    Jackson National pays a benefit under a rider or an endorsement.

Your contract value will reflect any gains or losses attributable to a contract enhancement described above.

Contract enhancements, and any gains or losses attributable to a contract enhancement, distributed under your contract will be considered earnings under the contract for tax purposes.

TRANSFERS

You can transfer money between guaranteed accounts and investment portfolios during the accumulation phase. During the income phase, you can transfer money between investment portfolios or from the investment portfolios to a guaranteed option. You can make 15 transfers every contract year without charge.

Telephone Transactions. You may make transfers by telephone, unless you elect on your application not to have this privilege. When authorizing a transfer, you must complete your telephone call by the close of Jackson National's business day (usually 4:00 p.m. Eastern time) in order to receive that day's accumulation unit value for an investment portfolio.

Jackson National has procedures which are designed to provide reasonable assurance that telephone authorizations are genuine. Our procedures include requesting identifying information and tape recording telephone communications. Jackson National and its affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a telephone transfer which was not properly authorized by you. However, if Jackson National fails to employ reasonable procedures to ensure that all telephone transfers are properly authorized, we may be held liable for such losses. Jackson National reserves the right to modify or discontinue at any time and without notice the acceptance of instructions from someone other than you and/or the telephone transfer privilege.

ACCESS TO YOUR MONEY

You can have access to the money in your contract:

o    by making either a partial or complete withdrawal, or
o    by electing to receive income payments.

Your beneficiary can have access to the money in your contract when a death benefit is paid.

When you make a complete withdrawal you will receive:

     1.   the value of the contract on the day you made the withdrawal;

     2.   less any contract charges and fees;

     3.   less any contract enhancements applied during the prior 12 months;

     4.   less any premium taxes or other taxes payable; and

     5.   less any withdrawal charge.

Except in connection with the systematic withdrawal program, you must withdraw at least $500 or, if less, the entire amount in the guaranteed account or investment portfolio from which you are making the withdrawal.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.

There are limitations on withdrawals from a qualified plan referred to as a 403(b) annuity. See "Taxes."

Systematic Withdrawal Program. You can arrange to have money automatically sent to you periodically while your contract is still in the accumulation phase. You will have to pay taxes on money you receive and withdrawals you make before you reach 59 1/2 may be subject to a 10% tax penalty.

We reserve the right to charge a fee for participation or to discontinue offering this program in the future.

Suspension of Withdrawals or Transfers. Jackson National may be required to suspend or delay withdrawals or transfers from an investment portfolio when:

o the New York Stock Exchange is closed (other than customary weekend and holiday closings);
o    trading on the New York Stock Exchange is restricted;
o an emergency exists so that it is not reasonably practicable to dispose of shares of the investment portfolios or determine investment portfolio values;
o    the SEC, by order, may permit for the protection of owners.

Jackson National has reserved the right to defer payment for a withdrawal or transfer from the guaranteed accounts for the period permitted by law, but not more than six months.

INCOME PAYMENTS (THE INCOME PHASE)

The income phase occurs when you begin receiving regular payments from your contract. The income date is the month and year in which those payments begin. You can choose the income date and an income option.

Income Date. The income date may not be later than your 90th birthday under a non-qualified contract (or an earlier date under a qualified contract if required by the qualified plan, law, or regulation). When you choose an income date, you may wish to consider the applicability of withdrawal charges which are imposed upon income payments which occur within one year of the date the contract is issued. If you do not choose an income date, the income date will be your 90th birthday under a non-qualified contract (or an earlier date under a qualified contract if required by the qualified plan, law, or regulation). You can change the income date at any time before the income date currently in effect. You must give us 7 days notice.

Income Options. You may elect to receive a single sum or you may elect one of the income options described below. A single sum distribution may be deemed to be a withdrawal. If you do not choose an income option, we will assume that you selected Option 3 which provides a life annuity with 120 months of guaranteed payments. You can change your income option at any time before the income date. You must give us 7 days notice.

The annuitant is the person whose life we look to when we make income payments. (Each description assumes that you are the owner and annuitant.) The following income options may not be available in all states.

     Option 1 - Life Income. This income option provides monthly payments for your life.

     Option 2 - Joint and Survivor Annuity. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you. At the time you elect this option, you may choose whether the payments to the survivor will continue at the full rate or at two-thirds or one-half of the full rate.

     Option 3 - Life Annuity With 120 or 240 Monthly Payments Guaranteed. This income option provides monthly payments for your life, but with payments continuing to your beneficiary for the remainder of 10 or 20 years (as you select) if you die before the end of the selected period.

     Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30.

     Additional Options - Other income options may be made available by Jackson National.

If you choose Option 1, 2 or 3, you cannot make a withdrawal during the income phase.

Income Payments. At the income date, you can choose whether payments will come from the guaranteed accounts, the investment portfolios or both. Unless you tell us otherwise, your income payments will be based on the investment allocations that were in place on the income date.

You can choose to have income payments made monthly, quarterly, semi-annually, or annually. However, if you have less than $5,000 to apply toward an income option and state law permits, Jackson National may provide your payment in a single lump sum. Likewise, if your first income payment would be less than $50 and state law permits, Jackson National may set the frequency of payments so that the first payment would be at least $50.

     Income Payments from Investment Portfolios. If you choose to have any portion of your income payments come from the investment portfolio(s), the dollar amount of your payment will depend upon three things:

     1. the value of your contract in the investment portfolio(s) on the income date;

     2. the 3% assumed investment rate used in the annuity table for the contract; and

     3.   the performance of the investment portfolios you selected.

Jackson National calculates the dollar amount of the first income payment that you receive from the investment portfolios. We then use that amount to determine the number of annuity units that you hold in each investment portfolio. The amount of each subsequent income payment is determined by multiplying the number of annuity units that you hold in an investment portfolio by the annuity unit value for that investment portfolio.

The number of annuity units that you hold in each investment portfolio does not change unless you reallocate your contract value among the investment portfolios. The annuity unit value of each investment portfolio will vary based on the investment performance of the series. If the actual investment performance exactly matches the assumed rate at all times, the amount of each income payment will remain equal. If the actual investment performance exceeds the assumed rate, your income payments will increase. Similarly, if the actual investment performance is less than the assumed rate, your income payments will decrease.

DEATH BENEFIT

The contract offers a selection of death benefits. When you purchase your contract, you must elect the death benefit that will be available before the income date. You may elect:

o    the standard death benefit; or
o    the optional enhanced death benefit.

You cannot change your election after we have issued your contract.

Death of Owner Before the Income Date. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. If you have a joint owner, the death benefit will be paid when the first joint owner dies. The surviving joint owner will be treated as the beneficiary. Any other beneficiary designated will be treated as a contingent beneficiary. A contingent beneficiary is entitled to receive payment only after the beneficiary dies.

     Standard Death Benefit.  The standard death benefit equals the greater of:

     1.   current contract value;

          a. less any contract enhancement applied within the 12 months prior to your death.

     2.   the total premiums paid prior to your death;

          a.   less withdrawals,

          b.   less withdrawal charges,

          c.   less contract charges and fees,

          d.   less premium taxes, and

          e. less any contract enhancement applied within the 12 months prior to your death.

     Optional Enhanced Death Benefit. The optional enhanced death benefit is equal to the greatest of:

     1.   the standard death benefit;

     2.   the total premiums paid prior to your death;

          a.   less withdrawals,

          b.   less withdrawal charges,

          c.   less contract charges and fees,

          d.   less premium taxes, and

          e. less any contract enhancement applied within the 12 months prior to your death,

     compounded at 5% (4% if the owner is age 70 or older at the date of issue).

     3.   the contract value at the end of the 7th contract year;

          a.   plus all premiums made since the 7th year,

          b.   less withdrawals,

          c.   less withdrawal charges,

          d.   less contract charges and fees,

          e.   less premium taxes, and

          f. less any contract enhancement applied within the 12 months prior to your death,

     compounded at 5% (4% if the owner is age 70 or older at the date of issue).


The optional enhanced death benefit under 2 or 3 will never exceed 250% of premiums paid, less partial withdrawals, charges and fees, withdrawal charges, and premium taxes.

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an income option. The death benefit payable under an income option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payments must begin within one year of the date of death. Unless the beneficiary chooses to receive the death benefit in a single sum, the beneficiary must elect an income option within the 60 day period beginning with the date Jackson National receives proof of death. If the beneficiary chooses to receive the death benefit in a single sum and all the necessary requirements are met, Jackson National will pay the death benefit within 7 days. If the beneficiary is your spouse, he/she can continue the contract in his/her own name at the then current contract value.

Death of Owner After the Income Date. If you or a joint owner die after the income date, and you are not the annuitant, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the beneficiary becomes the owner. If the joint owner dies, the surviving joint owner, if any, will be the designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary. A contingent beneficiary is entitled to receive payment only after the beneficiary dies.

Death of Annuitant Before the Income Date. If the annuitant is not an owner or joint owner and the annuitant dies before the income date, you become the new annuitant. You may name a new annuitant, subject to our administrative requirements. However, if the owner is a non-natural person (for example, a corporation), then the death of the annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Death of Annuitant After the Income Date. If the annuitant dies after the income date, the death benefit, if any, will be as provided for in the income option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

TAXES

The following is general information and is not intended as tax advice to any individual. You should consult your own tax adviser.

The Internal Revenue Code (Code) provides that you will not be taxed on the earnings on the money held in your contract until you take money out (this is referred to as tax deferral). There are different rules as to how you will be taxed depending on how you take the money out and the type of contract you have (non-qualified or qualified).

Non-Qualified Contracts - General Taxation. You will not be taxed on increases in the value of your contract until a distribution (either as a withdrawal or as an income payment) occurs. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For income payments, a portion of each income payment is treated as a partial return of your premium and will not be taxed. The remaining portion of the income payment will be treated as ordinary income. How the income payment is divided between taxable and non-taxable portions depends on the period over which income payments are expected to be made. Income payments received after you have received all of your premium are treated as income.

If a non-qualified contract is owned by a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts), the contract will generally not be treated as an annuity for tax purposes.

Qualified and Non-Qualified Contracts. If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities
(IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), H.R. 10 Plans (sometimes referred to as Keogh Plans), and pension and profit-sharing plans, which include 401(k) plans.

Withdrawals - Non-Qualified Contracts. If you make a withdrawal from your contract, the Code treats the withdrawal as first coming from earnings and then from your premium payments. Withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a 10% penalty. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity; (5) paid under an immediate annuity; or (6) which come from premiums made prior to August 14, 1982.

Withdrawals - Qualified Contracts. There are special rules that govern qualified contracts. We have provided additional discussion in the Statement of Additional Information.

Withdrawals - Tax-Sheltered Annuities. The Code limits the withdrawal of premiums from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the owner can only withdraw the premium and not any earnings.

Withdrawals - Roth IRAs. Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Qualified distributions from Roth IRAs are entirely tax free. A qualified distribution requires that the individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild, or ancestor.

Withdrawals - Investment Adviser Fees. The Internal Revenue Service has, through a series of Private Letter Rulings, held that the payment of investment adviser fees from an IRA or a Tax-Sheltered Annuity is permissible under certain circumstances and will not be considered a distribution for income tax purposes. The Rulings require that in order to receive this favorable tax treatment, the annuity contract must, under a written agreement, be solely liable (not jointly with the contract owner) for payment of the adviser's fee and the fee must actually be paid from the annuity contract to the adviser. Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered distributions from the contract.

Restrictions Under the Texas Optional Retirement Program (ORP). Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code. In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 year or termination of employment in a Texas public institution of higher education. The restrictions on withdrawal do not apply in the event a participant in ORP transfers the contract value to another approved contract or vendor during the period of ORP participation.

Assignment. An assignment may be a taxable event. If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

Diversification. The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Jackson National believes that the underlying investments are being managed so as to comply with these requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Jackson National would be considered the owner of the shares of the investment portfolios. If this occurs, it will result in the loss of the favorable tax treatment for the contract.

It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios from which owners may select. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios. Due to the uncertainty in this area, Jackson National reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

OTHER INFORMATION

Dollar Cost Averaging. You can arrange to automatically have a regular amount of money periodically transferred into the investment portfolios. This theoretically gives you a lower average cost per unit over time than you would receive if you made a one time purchase.

Jackson National does not currently charge for participation in this program. We may do so in the future.

Rebalancing. You can arrange to have Jackson National automatically reallocate money between investment portfolios periodically to keep the blend you select.

Jackson National does not currently charge for participation in this program. We may do so in the future.

Free Look. If you cancel the contract within twenty days after receiving it (or whatever period is required in your state), Jackson National will return the amount your contract is worth on the day we receive your request, less any contract enhancements. This may be more or less than your original payment. If required by law, Jackson National will return your premium.

Advertising. From time to time, Jackson National may advertise several types of performance for the investment portfolios.

o Total return is the overall change in the value of an investment in an investment portfolio over a given period of time.
     o Standardized average annual total return is calculated in accordance with SEC guidelines.
     o Non-standardized total return may be for periods other than those required or may otherwise differ from standardized average annual total return. For example, if a series has been in existence longer than the investment portfolio, we may show non-standardized performance for periods that begin on the inception date of the series, rather than the inception date of the investment portfolio.
o Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. Performance will reflect the deduction of the insurance charges and may reflect the deduction of the contract maintenance charge and withdrawal charge. The deduction of the contract maintenance and/or the withdrawal charge would reduce the percentage increase or make greater any percentage decrease.

Market Timing and Asset Allocation Services.  Market timing and asset allocation
services   offered  by  third  parties  must  comply  with  Jackson   National's
administrative systems, rules and procedures.

Modification of the Contract. Only the President, Vice President, Secretary or Assistant Secretary of Jackson National may approve a change to or waive a provision of the contract. Any change or waiver must be in writing. Jackson National may change the terms of the contract in order to comply with changes in applicable law, or otherwise as deemed necessary by Jackson National.

Year 2000 Matters. Jackson National initiated a project in 1993 to review and analyze its computer systems to determine if they are Year 2000 compatible. This project includes a written plan which provides for a process which ensures that when a particular system, or software application, is determined to be "non-compliant" the proper steps are in place to either remedy the "non-compliance" or cease using the particular system or software.

Jackson National's plan provides for an inventory of all critical computer systems, testing of such systems and resolution of Year 2000 issues. Jackson National anticipates that all compliance issues will be resolved by December 31, 1999.

As of the date of this Prospectus, Jackson National has identified and made available what it believes are the appropriate resources of hardware, people, and dollars to ensure that the plan will be completed.

Jackson National will not conclusively know the success of its plan until the Year 2000. Even with appropriate and diligent pursuit of a well-conceived response plan, including testing procedures, there is no certainty that any company will achieve complete success. Further, Jackson National's ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or inactions) of third parties beyond its knowledge or control.

Legal Proceedings. There are no material legal proceedings, other than ordinary routine litigation incidental to the business, to which Jackson National Life Insurance Company, Jackson National Life Distributors, Inc., and the Jackson National Separate Account V are parties.

Questions. If you have questions about your contract, you may call or write to us at:

o Jackson National Life Annuity Service Center, (800) 766-4683, P.O. Box 378002, Denver, Colorado 80237-8002
o Institutional Marketing Group Service Center: (800) 777-7779, P.O. Box 30386, Lansing, Michigan 48909-9692.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History .............................................. 2

Services ..................................................................... 2

Purchase of Securities Being Offered ......................................... 2

Underwriters ................................................................. 2

Calculation of Performance ................................................... 3

Additional Tax Information ................................................... 8

Income Payments; Net Investment Factor .......................................16

Financial Statements .........................................................18

                       STATEMENT OF ADDITIONAL INFORMATION


                           _____________________, 1999



            INDIVIDUAL DEFERRED FIXED AND VARIABLE ANNUITY CONTRACTS
                ISSUED BY THE JACKSON NATIONAL SEPARATE ACCOUNT V
                   OF JACKSON NATIONAL LIFE INSURANCE COMPANY



         This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated ________________, 1999. The Prospectus may be obtained from Jackson National Life Insurance Company by writing P. O. Box 378002, Denver, Colorado 82037-8002, or calling 1-800-766-4683.





                                TABLE OF CONTENTS
                                                                           Page

General Information and History...............................................2
Services......................................................................2
Purchase of Securities Being Offered..........................................2
Underwriters..................................................................2
Calculation of Performance....................................................3
Additional Tax Information....................................................5
Income Payments; Net Investment Factor ......................................13
Financial Statements ........................................................15

General Information and History

         Jackson National Separate Account V (Separate Account) is a separate investment account of Jackson National Life Insurance Company (Jackson National). Jackson National is a wholly-owned subsidiary of Brooke Life Insurance Company, and is ultimately a wholly-owned subsidiary of Prudential Corporation plc, London, England, a life insurance company in the United Kingdom.

Services

         Jackson National has responsibility for administration of the contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each contract owner and the number and type of contracts issued to each contract owner, and records with respect to the value of each contract.

         Jackson National is also the custodian of the assets of the Separate Account.

         PricewaterhouseCoopers LLP, 200 East Randolph Drive, Chicago, Illinois 60601, audits and reports on Jackson National's financial statements, including the financial statements of the Separate Account, and performs other professional accounting, auditing and advisory services when engaged to do so by Jackson National.

         Blazzard, Grodd & Hasenauer, P.C. of Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in the Prospectus.

Purchase of Securities Being Offered

         The contracts will be sold by licensed insurance agents in states where the contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

Underwriters

         The contracts are offered continuously and are distributed by Jackson National Life Distributors, Inc. (JNLD), 10877 Wilshire Boulevard, Suite 1550, Los Angeles, California 90024. JNLD is a subsidiary of Jackson National.

Calculation of Performance

         When Jackson National advertises performance for an investment portfolio (except the PPM America/JNL Money Market Portfolio), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for an investment portfolio will be shown for periods beginning on the date the investment portfolio first invested in the corresponding series. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

         Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an investment portfolio at the offering on the first day of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of the insurance charges and the contract maintenance charge. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

         Jackson National may also advertise non-standardized total return. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return. Because the contract is designed for long term investment, non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be advertised. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical contract.

         Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the investment portfolio has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series has been in existence for longer than the investment portfolio, the non-standardized total return quotations will show the investment performance the investment portfolio would have achieved (reduced by the applicable charges) had it been held in the series for the period quoted. Standardized average annual total return is not available for periods before the investment portfolio was in existence.

         Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of a series include general market conditions, operating expenses and investment management. An owner's withdrawal value upon surrender of a contract may be more or less than original cost.

         Jackson National may advertise the current annualized yield for a 30-day period for an investment portfolio. The annualized yield of an investment portfolio refers to the income generated by the investment portfolio over a specified 30-day period. Because this yield is annualized, the yield generated by an investment portfolio during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:


                   a-b   6
YIELD   =       2[(---+1)  -1]
                   cd


Where:

      a          =      net  investment  income  earned during the
                        period by the Series  attributable to shares
                        owned by the investment portfolio.
      b          =      expenses  for  the  investment  portfolio
                        accrued    for    the    period    (net   of
                        reimbursements).
      c          =      the average  daily number of  accumulation
                        units outstanding during the period.
      d          =      the   maximum    offering    price   per
                        accumulation unit on the last day of the period.

         Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all contracts.

         Because of the charges and deductions imposed by the Separate Account, the yield for an investment portfolio will be lower than the yield for the corresponding series. The yield on amounts held in the investment portfolios normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. An investment portfolio's actual yield will be affected by the types and quality of portfolio securities held by the series and the series operating expenses.

         Any current yield quotations of the PPM America/JNL Money Market Portfolio, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Portfolio based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period. The PPM America/JNL Money Market Portfolio's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The PPM America/JNL Money Market Portfolio's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Portfolio.

         The PPM America/JNL Money Market Portfolio's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series' portfolio, portfolio quality and average maturity, changes in interest rates, and the series' expenses. Although the investment portfolio determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series' Prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a contract owner's investment in the PPM America/JNL Money Market
Portfolio nor that Portfolio's investment in the PPM America/JNL Money Market Series, is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

Additional Tax Information

         NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON NATIONAL DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE
TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED IN THIS PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

General

         Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a partial withdrawal, federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

         For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the contract has been recovered (i.e. when the total of the excludable amounts equals the investment in the contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the contracts should seek competent financial advice about the tax consequences of distributions.

         Jackson National is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from Jackson National and its operations form a part of Jackson National.

Withholding Tax on Distributions

         The Code generally requires Jackson National (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

         An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax sheltered annuity qualified under
Section 403(b) of the Code (other than (1) a series of substantially equal annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; and (2) minimum distributions required to be made under the Code). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

         Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

         Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to thirty (30%) percent of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in recipient's gross income.

Diversification -- Separate Account Investments

         Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contracts meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

         The Treasury Department has issued Regulations establishing diversification requirements for the investment portfolios underlying variable contracts. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

         Jackson National intends that each series of the JNL Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

         The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which contract owner control of the investments of the Separate Account will cause the contract owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment of the contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

         The amount of owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to receipt of payments under the contract.

         In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the owner being retroactively determined to be the owner of the assets of the Separate Account.

         Due to the uncertainty in this area, Jackson National reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

         The Code provides that multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

Contracts Owned by Other than Natural Persons

         Under Section 72(u) of the Code, the investment earnings on premiums for contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to contracts held by a trust or other entity as an agent for a natural person nor to contracts held by certain qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a contract to be owned by a non-natural person.

Tax Treatment of Assignments

         An assignment or pledge of a contract may have tax consequences, and may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their contracts.

Qualified Plans

         The contracts offered by the Prospectus are designed to be suitable for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued to fund the plan.

Tax Treatment of Withdrawals

Non-Qualified Plans

         Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate Premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

Qualified Plans

         In the case of a withdrawal under a qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit Sharing plans), 403(b) (tax-sheltered annuities) and 408 and 408A (IRAs). To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

         The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the contract owner or annuitant (as applicable) and his or her spouse and dependents if the contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (8) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the owner or annuitant (as applicable) for the taxable year; and (9) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exception stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

         Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, separates from services, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with Section 403(b) qualified plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

         The taxable portion of a withdrawal or distribution from contracts issued under certain types of plans may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Effective January 1, 1993, such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes -- Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA, or an individual retirement account described in section 408(a) of the Code. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

         Amounts received from IRAs may also be rolled over into other IRAs, individual retirement accounts or certain other plans, subject to limitations set forth in the Code.

         Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distribution must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Types of Qualified Plans

         The following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan.

         Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this Prospectus. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified plan contracts.

         (a) H.R. 10 Plans

                  Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans on such items as: amounts of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (b) Tax-Sheltered Annuities

                  Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)
         (3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (c) Individual Retirement Annuities

                  Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (d) Corporate Pension and Profit-Sharing Plans

                  Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of contracts for use with corporate pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (e) Non-Qualified Deferred Compensation Plans -- Section 457

                  Under Section 457 of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans which may invest in annuity contracts. The Code, as in the case of qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be included in the employees' gross income until distributed from the plan.

         (f) Roth IRAs

                  Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

                  Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

                  Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year periods beginning with the tax year 1998. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

Income Payments; Net Investment Factor

         See "Income Payments (The Income Phase)" in the Prospectus.

         The net investment factor is an index applied to measure the net investment performance of an investment portfolio from one business day to the next. Since the net investment factor may be greater or less than or equal to one, and the factor that offsets the 3% investment rate assumed is slightly less than one, the value of an annuity unit (which changes with the product of that factor) and the net investment may increase, decrease or remain the same.

         The net investment factor for any investment portfolio for any business day is determined by dividing (a) by (b) and then subtracting (c) from the result where:

         (a) is the net result of:

                  (1) the net asset value of a series share held in the investment portfolio determined as of the end of the business day, plus

                  (2) the per share amount of any dividend or other distribution declared by the series if the "ex-dividend" date occurs on the business day, plus or minus

                  (3) a per share credit or charge with respect to any taxes paid or reserved for by Jackson National which are determined by Jackson National to be attributable to the operation of the investment portfolio (no federal income taxes are applicable under present law);

         (b) is the net asset value of the series share held in the investment portfolio determined as of the end of the preceding business day; and

         (c) is the contract insurance charges, optional enhanced death benefit charge and any other charge or fee as applicable.

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, in the City of Lansing, and State of Michigan, on this 15th day of January, 1999.

                       Jackson National Separate Account V
                       -----------------------------------
                                    (Registrant)

                   By: Jackson National Life Insurance Company

                                    By:  /s/  Andrew B. Hopping
                                         -----------------------
                                         by Thomas J. Meyer*
                                         Andrew B. Hopping
                                         Executive Vice President -
                                         Chief Financial Officer and Director

                     Jackson National Life Insurance Company
                     ---------------------------------------
                                    (Depositor)

                                    By:  /s/  Andrew B. Hopping
                                         -----------------------
                                         by Thomas J. Meyer*
                                         Andrew B. Hopping
                                         Executive Vice President -
                                         Chief Financial Officer and Director

         As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/  Peter Davis by Thomas J. Meyer*                 January 15, 1999
--------------------------------------------         ----------------
Peter Davis, Chairman and Director

/s/  Robert P. Saltzman by Thomas J. Meyer*          January 15, 1999
--------------------------------------------         ----------------
Robert P. Saltzman, President, Chief
Executive Officer and Director

/s/  Clark P. Manning by Thomas J. Meyer*            January 15, 1999
--------------------------------------------         ----------------
Clark P. Manning, Chief Operating
Officer and Director

/s/  Andrew B. Hopping by Thomas J. Meyer*           January 15, 1999
--------------------------------------------         ----------------
Andrew B. Hopping, Executive Vice President -
Chief Financial Officer and Director

/s/ Thomas J. Meyer                                  January 15, 1999
--------------------------------------------         ----------------
* Thomas J. Meyer, Attorney-in-Fact

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as directors and/or officers of JACKSON NATIONAL LIFE INSURANCE COMPANY, a Michigan corporation, which has filed or will file with the Securities and Exchange Commission under the provisions of the Securities Act of 1933 and Investment Company Act of 1940, as amended, various Registration Statements and amendments thereto for the registration under said Acts of the sale of Individual Deferred Fixed and Variable Annuity Contracts in connection with the Jackson National Separate Account V and other separate accounts of Jackson National Life Insurance Company, hereby constitute and appoint Andrew B. Hopping, Thomas J. Meyer and Robert P. Saltzman, his attorney, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities to approve and sign such Registration Statements and any and all amendments thereto, with power where appropriate to affix the corporate seal of said corporation thereto and to attest with seal and to file the same, with all exhibits thereto and other granting unto said attorneys, each of them, full power and authority to do and perform all and every act and thing requisite to all intents and purposes as he might or could do in person, hereby ratifying and confirming that which said attorneys, or any of them, may lawfully do or cause to be done by virtue hereof. This instrument may be executed in one or more counterparts.

IN WITNESS WHEREOF, the undersigned have herewith set their names as of the dates set forth below.


/s/      Peter Davis                                 10/19/98
--------------------------------------------         ----------------
Peter Davis, Director                                Date

/s/      Robert P. Saltzman                          10/13/98
--------------------------------------------         ----------------
Robert P. Saltzman, President, Chief                 Date
Executive Officer and Director

/s/      Clark P. Manning                            10/12/98
--------------------------------------------         ----------------
Clark P. Manning, Chief Operating Officer            Date
and Director

/s/      Andrew B. Hopping                           10/12/98
--------------------------------------------         ----------------
Andrew B. Hopping, Executive Vice President,         Date
Chief Financial Officer and Director

                                  EXHIBIT LIST


Exhibit
Number            Description

         1.                Resolution   of   Depositor's   Board  of   Directors
                           authorizing the establishment of the Registrant, attached hereto as EX-99.B1.

         4.a. Form of the Perspective ADDvantage Fixed and Variable Annuity Contract, attached hereto as EX-99.B4-a.

           b. Form of the Perspective ADDvantage Fixed and Variable Annuity Contract (Unisex Tables), attached hereto as EX-99.B4-b.

         6.a. Articles of Incorporation of Depositor, attached hereto as EX-99.B6-a.

           b.              Bylaws of Depositor, attached hereto as EX-99.B6-b.